P.O. BOX 1019
KELLOGG, ID 83837
(208) 783-3331 [PHONE OR FAX]

December 21, 2007

Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549-7410

Dear Ms. Davis:

We are in receipt of your fax transmission containing comments on the Company’s Form 10-KSB for the fiscal year ended 12/31/06 and Form 10-QSB for the fiscal quarter ended 9/30/07.

As discussed by telephone on the morning of December 20th we will respond to the comments by January 11, 2008.

Sincerely,

Fred W. Brackebusch, President

P.O. Box 1019  ♦  Kellogg, Idaho 83837  ♦  Phone (208) 783-1032  ♦  www.newjerseymining.com